EXHIBIT 99.1

New Found Gold Announces Temporary Suspension of Heavy Equipment
Exploration Activities on the Queensway Gold Project in Response to
Forest Fire Risk in the Region

Vancouver, BC, August 13, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) announces the temporary suspension of all exploration activities involving heavy equipment in or near forested areas including, drilling, mulching and excavating on the Company’s 100% owned Queensway Gold Project (“Queensway” or the “Project”), located in Newfoundland and Labrador, Canada in response to the forest fire risk in the region.

Keith Boyle, Chief Executive Officer, commented: "The Fire Weather index across the island of Newfoundland is classified as Extreme or Very High, with several major fires burning. At this time, our thoughts are with our employees and contractors, our local communities, and the people of Newfoundland and Labrador. On behalf of the entire New Found Gold team, I send our sincere thanks to the firefighters who are working tirelessly to battle the blazes currently burning in the province.”

The Company expects to provide additional information when available.

About New Found Gold Corp.

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial MRE and PEA at Queensway (see New Found Gold news release dated March 24, 2025 and July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,450 ha project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold has a new management team in place, a solid shareholder base, which includes a 19% holding by Eric Sprott, and is focused on growth and value creation at Queensway.

Keith Boyle, P.Eng.
Chief Executive Officer
New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.
Vice President, Communications and Corporate Development
Phone: +1 (416) 910-4653
Email: contact@newfoundgold.ca

Follow us on social media at
https://www.linkedin.com/company/newfound-gold-corp
https://x.com/newfoundgold

Forward-Looking Statement Cautions

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the temporary suspension of heavy equipment exploration activities on Queensway; the merits of the Project; and future press releases by the Company, including providing additional information in connection with the temporary suspension. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.